Exhibit 99.2

PRESS RELEASE

COP28: TotalEnergies Backs the World Bank’s
Global Flaring and Methane Reduction Trust Fund

Paris, December 3, 2023 – On the occasion of the COP28 Methane summit in Dubai, TotalEnergies announced a donation of $25 million over 2024-2030 to the Global Flaring and Methane Reduction (GFMR) trust fund, an initiative of the World Bank.

GFMR: Unlocking financing mechanisms and technical solutions toward methane emission abatement

The GFMR’s mission is to boost global efforts to end routine gas flaring and reduce methane emissions to the greatest extent possible along the entire oil and gas value chain by providing technical assistance, enabling policy and regulatory reform, strengthening institutions, and mobilizing finance to support action by governments and Oil & Gas operators.

The GFMR will strategically target, fund, and sustain engagements with countries representing the greatest emissions reduction potential.

This $25 million donation from TotalEnergies to the GFMR comes in addition to the Company’s efforts to continuously reduce its methane emissions and work with its partners to implement best practices on its non-operated assets.

“Methane is key in the fight against climate change this decade. At COP27, I called on all Oil & Gas companies, national and international, to join the OGMP 2.0 and work toward zero methane emissions. At COP28, 50 companies representing 40% of global oil production have embarked in the Oil and Gas Decarbonization Charter pledge: the momentum is there and TotalEnergies is proud to be a signatory of this charter. Building on the legacy of our successful support of the World Bank’s “Zero Routine flaring” initiative, I am glad that TotalEnergies is renewing and increasing its support with its contribution to this new ambitious GFMR trust fund. TotalEnergies was the first International Company to answer positively to the World Bank call for funding as we are confident that this program will allow concrete actions with real and significant effects on methane emissions reduction”, said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

Slashing down methane emissions is a quick win in the battle against climate change

Methane emissions come from multiple sources: agricultural activities, fossil fuel production and use, decomposing waste, etc. For the Oil & Gas sector, slashing methane emissions from hydrocarbon production is a priority in its efforts to mitigate global warming.

After halving its methane emissions from its operated sites between 2010 and 2020, TotalEnergies set ambitious targets to step up its efforts and reduce methane emissions by a further 50% by 2025 – with the ambition to reach this target a year early, in 2024 - and by 80% in 2030, compared to 2020.

TotalEnergies is also committed to promoting the United Nations Oil and Gas Methane Partnership (OGMP 2.0) framework with other national and international oil companies. The Company has now held the OGMP Gold standard status for the three years in a row.

TotalEnergies, early supporter of the World Bank’s initiative to eliminate routine flaring

TotalEnergies believes that it is the industry’s responsibility to reduce methane emissions to near zero by 2030. The Company was a founding member of the World Bank’s Global Gas Flaring Reduction (GGFR) partnership and endorsed the “Zero Routine Flaring by 2030” initiative that was launched in 2015.

This initiative has been fruitful, having been endorsed by over 100 governments, oil & gas companies and development institutions. Building on the legacy of this successful initiative, the World Bank is stepping up and setting up the new Global Flaring and Methane Reduction (GFMR) trust fund, broadening its focus to include methane venting and leakage in addition to flare gas. TotalEnergies has responded positively to the call for contributions of this new fund.

“Taking quick and decisive action on methane emissions could avoid as much as 0.1 degrees C of warming by mid-century – equivalent to zeroing out the emissions of every car and truck in the world. With GFMR we will support countries with the least capacity and resources to address methane emissions, while also leveraging billions of dollars of private sector finance”, said Demetrios Papathanasiou, Global Director of the World Bank's Energy and Extractives Global Practice.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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